Exhibit 1.01

TAT Technologies Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), TAT Technologies Ltd. continued to receive supply chain responses through May 28, 2015. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview

This report has been prepared by the management of TAT Technologies Ltd. (herein referred to as “TAT” the “Company,” “we,” “us,” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated. It does not include the activities of our affiliated company (held through our subsidiary) that is not required to be consolidated.

TAT, an Israeli corporation, incorporated in 1985, is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

2. Products Overview

TAT is principally engaged in the following activities:

•	Design, development, manufacture and sale of a broad range of heat transfer equipment and solutions;

•	Remanufacture, overhaul and repair of heat transfer equipment;

•	Maintenance, repair and overhaul of auxiliary power units, landing gears and related components;

•	Design, development and manufacture of aviation and flow control accessories including fuel components, secondary power systems, and various instrumentation and electronic assemblies; and

•	Design, development and manufacture of environmental control and cooling systems.

The products developed, repaired, and maintained by TAT are primarily used for airborne systems on commercial and military aircrafts as well as for defense ground systems. The principal markets of TAT are in Israel, Europe and the United States.

Based upon TAT’s internal assessment that included review of all company products in order to identify the products that may include the relevant minerals, the Company uses conflict minerals (Gold and Tin) through its OEM manufacturing processes, and as such may be included in Heat Exchangers Cores and Air Conditioners manufactured by us.

3. Supply Chain Overview And Reasonable Country of Origin Inquiry (RCOI) Process

Our supply chain is complex. There are multiple tiers between our company and the relevant smelters and refineries. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products.

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG), can be found in our Heat Exchangers Cores and Air Conditioners. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions;

•
soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	Sending reminders to suppliers who did not respond to our requests for information.

4. RCOI conclusion:

Despite having conducted a good faith reasonable country of origin inquiry, we concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our OEM products.

Due to the breath and complexity of Company’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status conclusion:

Company has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our OEM products.

6.  Due Diligence Program

6.1. Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.TAT-Technologies.com under "About us" in "Corporate Governance Documents". The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

6.2. Due Diligence Process

6.2.1. Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. The Company designed its due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We will periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

6.2.2. Management Systems

TAT has created a conflict mineral working group and has engaged with external consultants to ensure compliance with the Rule. The working group oversees the ongoing communication with the possible 3TG suppliers to collects conflict mineral evaluation results and perform due diligence procedures as appropriate in order to ensure that the responses received from our suppliers are adequate as related to of the Rule.

As described above, Company has adopted a company policy which is posted on our website at: www.TAT-Technologies.com under "About us" in "Corporate Governance Documents".

6.2.3. Internal Team

The Company will establish a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Chief Financial Officer and a team of subject matter personnel from relevant functions in the Company such as, purchasing, quality assurance and manufacturing. Senior management will be briefed about the results of our due diligence efforts on a regular basis.

6.2.4. Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have archived the received supplier responses to our RCOI. Feedback from this process has allowed us to render the conclusions and statement annotated in this report.

6.2.5. Escalation Procedure

As described in our Conflict Minerals Policy, we created a follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

6.2.6. Maintain records

TAT has established a due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

6.3. Steps to be taken to mitigate risk and maturing due diligence program

As we move towards developing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

●	Enhance supplier communication to improve due diligence data accuracy and completion.

●	Continue to influence additional suppliers to obtain CFS status through our supply chain, where possible.

7. Identify and assess risk in the supply chain

Our supply chain is complex. There are multiple tiers between our company and the relevant smelters and refineries. Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products.

We have identified 508 direct suppliers for our OEM products. Of them, 9 are within the scope of our RCOI and 499 are not within the scope of the RCOI. Of these 9 suppliers that are within the scope of the RCOI, we received 7 responses to our request for information. We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

8. Design and Implement a Strategy to Respond to Risks

TAT will work with suppliers who are sourcing from non-conflict free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

9. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

10. Report on supply chain due diligence and Results

In addition to this report, for further information about our supply chain conflict minerals policy, including our approach for supply chain due diligence and supplier expectation, please see it at: www.TAT-Technologies.com under "About us" in "Corporate Governance Documents".

10.1. Due Diligence Process

We conducted a survey of the active suppliers described above using the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials to our supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

10.2. Survey Responses

We elected to survey our entire supply chain, which consisted of 508 suppliers. During the process of our review, Company identified 9 suppliers who were within the scope of RCOI.

The Company created and maintained a database of this information in our Corporate IT System.

10.3. Efforts to determine country of origin of mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template, we will determine whether the smelters and refiners gathered from supply chain represents the most reasonable known mine of origin information available. The Company will also request that all its suppliers will support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

10.4. Smelters or Refiners Identified

TAT adopted the CFSI’s industry approach and will trace back the origin of 3TG by identifying smelters, refineries or recyclers and scrap supplier sources. Currently we are leveraging CFSI and its CFS program to trace the mine of origin of the 3TG to its ore level. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use the ores that are conflict free from the DRC and covered countries.